FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For July 28, 2011

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X           Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

CELLCOM ISRAEL ANNOUNCES RESULTS OF ANNUAL GENERAL MEETING OF SHAREHOLDERS AND NETVISION MERGER TRANSACTION STATUS

NETANYA, Israel, July 28, 2011 – Cellcom Israel Ltd. (NYSE: CEL) (the “Company”) announced today that its Annual General Meeting of Shareholders (the “Meeting”) was held as planned on July 27, 2011, at which the following items were voted upon and duly approved by the Company’s shareholders:

(1)	re-election of Ami Erel, Shay Livnat, Raanan Cohen, Rafi Bisker, Shlomo Waxe, Haim Gavrieli, Ari Bronshtein, Tal Raz, Ephraim Kunda and Edith Lusky as directors.

(2)	approval of the compensation for independent directors and Edith Lusky;

(3)	approval of the merger between the Company's subsidiary and NetVision Ltd., or Netvision;

(4)	approval of the amendment to and renewal of management services agreement with Discount Investment Corporation Ltd.;

(5)	approval of the amendments to the Company's Articles of Association;

(6)	approval the amendment to the indemnification letter to directors and officers, including directors and officers who are controlling shareholders of the Company;

(7)	approval of the liability insurance covering our directors and officers who are controlling shareholders; and

(8)	reappointment of Somekh Chaikin, a member of KPMG International, as our independent auditor.

For more information, please see the Company’s Proxy Statement relating to the Meeting, which was filed on Form 6-K on June 16, 2011.

In relation to Item (3) above, on July 27, 2011, the merger was also approved by Netvision's shareholders and the Ministry of Communications. Netvision reported 100% of the votes of shareholders voting on the matter (whether with or without a personal interest in the resolution) were in favor of the transaction. The Company's shareholders approved the transaction by approximately 98% of the votes of shareholders voting on the matter who do not have a personal interest in the resolution (in addition to approximately 100% of the votes of shareholders voting on the matter who have a personal interest in the resolution). In June 2011, the Israeli Antitrust Authority notified the Company and Netvision that the merger transaction shall not require the Antitrust Authority's approval. Consummation of the transaction is subject to certain additional conditions.

About Cellcom Israel
Cellcom Israel Ltd., established in 1994, is the leading Israeli cellular provider; Cellcom Israel provides its approximately 3.395 million subscribers (as at March 31, 2011) with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE and TDMA networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers its customers technical support, account information, direct to the door parcel services, internet and fax services, dedicated centers for the hearing impaired, etc. As of 2006, Cellcom Israel, through its wholly owned subsidiary Cellcom Fixed Line Communications L.P., provides landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website http://www.cellcom.co.il

Company Contact Yaacov Heen Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Porat Saar CCG Investor Relations Israel& US cellcom@ccgisrael.com Tel: +1 646 233 2161

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	July 28, 2011	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	General Counsel